Rule 477/33 Act


                                  July 22, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:      Phoenix Investment Series Fund
                  Request for Withdrawal of 485APOS Filings
                  CIK No. 0000796298
                  File Nos. 033-06930 and 811-04725

To the Commission Staff:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Phoenix Investment Series Fund, a Delaware statutory trust (the "Registrant"), hereby respectfully requests that the 485APOS filing of Post-Effective Amendments No. 26 and No. 27 to the registration statement on Form N-1A filed on April 4, 2005 and May 27, 2005, respectively, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Registrant's file for the Registration Statement.

                  Company Name:  Phoenix Investment Series Fund

                  Post-Effective Amendment No.:  26
                  Form Type:  485APOS
                  Received Date:  April 4, 2005  16:31
                  Accepted Date:  April 4, 2005  16:32
                  Accession No.:  0000949377-05-000318

                  Post-Effective Amendment No.:  27
                  Form Type:  485APOS
                  Received Date:  May 27, 2005  16:34
                  Accepted Date:  May 27, 2005  16:34
                  Accession No.:  0000949377-05-000541

         The purpose of the referenced post-effective amendments to the Registration Statement was to add a new series to the trust, Phoenix Dynamic Growth Fund. The Registrant's investment adviser, Phoenix Investment Counsel, Inc., has since determined to not pursue the registration and offering of the new fund under this Registration Statement. Instead, the adviser plans to file an amendment to include the new fund in another registration statement (Phoenix Strategic Equity Series Fund) that currently contains other of the growth fund offerings of the Phoenix Funds. The Dynamic Growth Fund, as a series of Phoenix Investment Series Fund, is not currently and has never been offered for sale, has never been funded and has no shareholders.

         Accordingly, Registrant respectfully submits that the withdrawal of the amendments to the Registration Statement is consistent with the public interest and the protection of investors.

         Please contact Ann Spooner at (860) 403-6753 or the undersigned at
(860) 403-5246 if you have any questions concerning this matter.


                                      Very truly yours,

                                      /s/ Kevin J. Carr
                                      Kevin J. Carr
                                      Vice President, Counsel and Secretary